UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Latch, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

87284T100

(CUSIP Number)

TS Innovation Acquisitions Sponsor, L.L.C.

c/o Tishman Speyer

Rockefeller Center

45 Rockefeller Plaza

New York, NY 10111

(650) 521-9007

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 13, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person TS Innovation Acquisitions Sponsor, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,713,334
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,713,334

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,713,334
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 8.6%
14.	Type of Reporting Person OO

1.	Name of Reporting Person TISHMAN SPEYER PROPERTIES L P
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,713,334
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,713,334

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,713,334
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 8.6%
14.	Type of Reporting Person IA

1.	Name of Reporting Person Tishman Speyer Properties, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,713,334
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,713,334

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,713,334
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 8.6%
14.	Type of Reporting Person CO

1.	Name of Reporting Person Speyer Robert J.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 36,464
	8.	Shared Voting Power 12,930,965
	9.	Sole Dispositive Power 36,464
	10.	Shared Dispositive Power 12,930,965

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,967,429
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 8.8%
14.	Type of Reporting Person IN

1.	Name of Reporting Person Speyer Jerry I.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,930,965
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,930,965

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,930,965
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 8.8%
14.	Type of Reporting Person IN

EXPLANATORY NOTE

Item 1. Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Latch, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 508 West 26th Street, Suite 6G, New York, New York 10001.

Item 2. Identity and Background

TS Innovation Acquisitions Sponsor, L.L.C., a Delaware limited liability company (the “Sponsor”), Tishman Speyer Properties, L.P., a New York limited partnership (“Tishman Speyer”), Tishman Speyer Properties, Inc., a New York corporation (“Tishman Speyer GP”), Robert J. Speyer, a citizen of the United States, and Jerry I. Speyer, a citizen of the United States (each, a “Reporting Person” and, collectively, the “Reporting Persons”).

The principal business address of each of the Reporting Persons is Rockefeller Center, 45 Rockefeller Plaza, New York, NY 10111. The Reporting Persons are engaged in the business of investing in debt and equity interests in, and in developing, managing and leasing real estate assets and businesses.

During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

In connection with the initial public offering (the “IPO”) of TS Innovation Acquisitions Corp. (“TSIA”), a Delaware corporation and the predecessor to the Issuer, the Sponsor purchased 5,333,334 private placement warrants of TSIA (the “Private Placement Warrants”), each of which is exercisable to purchase one share of Class A Common Stock at a price of $11.50 per share, subject to adjustment, commencing November 13, 2021 (12 months after the closing of the IPO on November 13, 2020), and expiring five years after the completion of TSIA’s business combination with the Issuer (the “Business Combination”), or earlier upon redemption or liquidation.

The Sponsor obtained the funds to purchase the Private Placement Warrants from its working capital.

Item 4. Purpose of Transaction

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the board of directors of the Issuer, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the common stock of the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors of the Issuer. There can be no assurance, however, that any Reporting Person will propose such a transaction, that any proposed transaction would receive the requisite approvals from the respective governing bodies and unitholders, as applicable, or that any such transaction would be successfully implemented.

In addition, Robert J. Speyer is holder of record of 32,468 restricted stock units (“RSUs”) granted to Mr. Speyer by the Issuer on August 20, 2021. All of such RSUs will vest, and an equal number of shares of Class A Common Stock will be deliverable to Mr. Speyer, on the earlier of August 20, 2022 or immediately prior to the election of the nominees for director at the 2022 annual meeting of stockholders of the Issuer. Robert J. Speyer is also holder of record of 3,996 RSUs granted to Mr. Speyer by the Issuer that Mr. Speyer elected to receive in place of an annual cash retainer for service on the Issuer’s board of directors. One-fourth of such RSUs were vested, and an equal number of shares of Class A Common Stock were delivered to Mr. Speyer, upon issuance on August 20, 2021, and the remaining three-fourths will vest in equal installments on October 1, 2021, January 1, 2022 and April 1, 2022.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 146,604,219 shares of Class A Common Stock (including the Private Placement Warrants to purchase 5,333,334 shares of Class A Common Stock that may be exercised within 60 days of the date of this Schedule 13D) outstanding as of September 13, 2021:

Reporting Person(1)(2)	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
TS Innovation Acquisitions Sponsor, L.L.C.	12,713,334	8.6%	0	12,713,334	0	12,713,334
Tishman Speyer Properties, L.P.	12,713,334	8.6%	0	12,713,334	0	12,713,334
Tishman Speyer Properties, Inc.	12,713,334	8.6%	0	12,713,334	0	12,713,334
Robert J. Speyer	12,967,429	8.8%	36,464	12,930,965	36,464	12,930,965
Jerry I. Speyer	12,930,965	8.8%	0	12,930,965	0	12,930,965

(1)

The Sponsor is the record holder of 7,380,000 shares of Class A Common Stock and Private Placement Warrants to purchase 5,333,334 shares of Class A Common Stock that may be exercised within 60 days of the date of this Schedule 13D. The sole manager of the Sponsor is Tishman Speyer. The general partner of Tishman Speyer is Tishman Speyer GP. Robert J. Speyer, a Director of the Issuer, and Jerry I. Speyer are the co-trustees of a voting trust that holds all voting common stock in Tishman Speyer GP and therefore may be deemed to share voting and investment power with respect to the securities subject to this report. Each of the other Reporting Persons may be deemed to share voting and dispositive power over the shares beneficially owned by the Sponsor.

(2)

Innovation Club Latch Holding, L.L.C. is holder of record of 217,631 shares of Class A Common Stock. Speyer GP Holdings, LLC is the general partner of Madison Rock Investment, LP, which is the managing member of Innovation Club Latch Holding, L.L.C. Each of Robert J. Speyer and Jerry I. Speyer is a managing member of Speyer GP Holdings, LLC. As a result, each of them may be deemed to share beneficial ownership over the shares held by Innovation Club Latch Holding, L.L.C. In addition, Robert J. Speyer is holder of record of 36,464 RSUs, as described in Item 4.

(c) Except as described in Item 3 and Item 4, during the past 60 days, none of the Reporting Persons has effected any transactions in the Class A Common Stock.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Sponsor Agreement

In connection with the execution of the Agreement and Plan of Merger, dated as of January 24, 2021 (the “Merger Agreement”), by and among TSIA, Latch Systems, Inc. (formerly known as Latch, Inc.) (“Legacy Latch”), and Lionet Merger Sub Inc., a wholly owned subsidiary of TSIA (“Merger Sub”), pursuant to which Merger Sub merged with and into Legacy Latch, with Legacy Latch becoming a wholly owned subsidiary of the Company (the “Merger

Agreement”), the Sponsor and TSIA’s directors and officers, including Robert J. Speyer (together with Sponsor, the “Sponsor Agreement Parties”) entered into an amended and restated letter agreement (the “Sponsor Agreement”) with TSIA and Legacy Latch, pursuant to which the Sponsor Agreement Parties agreed to, among other things, (i) vote at any meeting of the shareholders of TSIA all of their shares of Common Stock and Founder Shares held of record or thereafter acquired in favor of the proposals set forth in the Merger Agreement, (ii) be bound by certain other covenants and agreements related to the Merger and (iii) not to transfer any Public Shares and Founder Shares held by them for a certain period of time following the Merger, and have agreed to subject the Founder Shares held by Sponsor as of the closing of the Business Combination to certain time and performance-based vesting provisions.

Warrant Purchase Agreement and Warrant Agreement

In connection with the IPO, the Sponsor purchased an aggregate of 5,333,334 Private Placement Warrants, at a price of $1.50 per Private Placement Warrant, for an aggregate purchase price of $8,000,000 in a private placement (the “Warrant Purchase Agreement”). The Private Placement Warrants were issued under a warrant agreement, entered into on November 13, 2021, between Continental Stock Transfer & Trust Company, as warrant agent, and TSIA (the “Warrant Agreement”).

Each whole Private Placement Warrant is exercisable for one whole share of Class A common stock at a price of $11.50 per share. A portion of the proceeds from the sale of the Private Placement Warrants to the Sponsor were added to the proceeds from the IPO held in TSIA’s trust account. The Private Placement Warrants are exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees. The Private Placement Warrants are identical to the warrants sold in the IPO except that, so long as they are held by the Sponsor or its permitted transferees, the Private Placement Warrants (i) will not be redeemable by the Issuer, (ii) may be exercised by the holders on a cashless basis and (iv) will be entitled to registration rights.

Registration Rights Agreement

On June 4, 2021, in connection with the consummation of the Business Combination, the Issuer, the Sponsor and certain other stockholders of Legacy Latch and TSIA entered into an amended and restated registration rights agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer filed a shelf registration statement with respect to the registrable securities under the Registration Rights Agreement. Certain Legacy Latch stockholders and TSIA stockholders, including the Sponsor, may each request to sell all or any portion of their registrable securities in an underwritten offering up to two times in any 12-month period, so long as the total offering price is reasonably expected to exceed $75.0 million. The Issuer also agreed to provide customary “piggyback” registration rights. The Registration Rights Agreement also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the stockholders against certain liabilities.

Founder Shares

On September 23, 2020, the Sponsor paid an aggregate price of $25,000 in exchange for issuance of 8,625,000 shares of Class B common stock, par value 0.0001 per share, of TSIA (the “Founder Shares”). In October 2020, the Sponsor transferred 30,000 Founder Shares to TSIA’s independent director nominees, in each case for approximately the same per-share price initially paid by the Sponsor, resulting in the Sponsor holding 8,505,000 Founder Shares, of which 1,125,000 Founder Shares were forfeited as a result of the over-allotment expiring unexercised.

The initial stockholders of TSIA, including the Sponsor, have agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (i) one year after the completion of the Business Combination and (ii) the date following the completion of the Business Combination on which the Issuer completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their common stock for cash, securities or other property. Notwithstanding the foregoing, if the closing price of the Issuer’s Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, the Founder Shares will be released from the lock-up.

A copy of each of the Sponsor Agreement the Warrant Purchase Agreement, the Warrant Agreement and the Registration Rights Agreement is attached as an exhibit to this Schedule 13D, and each is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description
99.1	Joint Filing Agreement and Power of Attorney, dated as of September 20, 2021, by and among TS Innovation Acquisitions Sponsor, L.L.C., Tishman Speyer Properties, L.P., Tishman Speyer Properties, Inc., Robert J. Speyer and Jerry I. Speyer.

99.2	Sponsor Support Agreement, dated as of January 24, 2021, by and among TS Innovation Acquisitions Sponsor, L.L.C, TS Innovation Acquisitions Corp., Latch, Inc. and certain other parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed January 25, 2021).

99.3	Private Placement Warrants Purchase Agreement, dated November 9, 2020, by and between TS Innovation Acquisitions Corp., and TS Innovation Acquisitions Sponsor, L.L.C. (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed November 13, 2020).

99.4	Warrant Agreement, dated November 9, 2020, by and between TS Innovation Acquisitions Corp., and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed November 13, 2020).

99.5	Amended and Restated Registration Rights Agreement, dated as of June 4, 2021, by and among the TS Innovation Acquisitions Corp., certain equityholders of TS Innovation Acquisitions Corp. named therein and certain equityholders of Latch, Inc. named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed June 10, 2021).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2021

TS Innovation Acquisitions Sponsor, L.L.C.

By:	Tishman Speyer Properties, L.P., its sole manager

By:	/s/ Michael B. Benner
Name:	Michael B. Benner
Title:	Vice President & Secretary

Tishman Speyer Properties, L.P.

By:	/s/ Michael B. Benner
Name:	Michael B. Benner
Title:	General Counsel, Vice President & Secretary

Tishman Speyer Properties, Inc.

By:	/s/ Michael B. Benner
Name:	Michael B. Benner
Title:	Vice President & Secretary

Robert J. Speyer

By:	/s/ Melissa Chia as Attorney-in-Fact for Robert J. Speyer
Name:	Robert J. Speyer

Jerry I. Speyer

By:	/s/ Melissa Chia as Attorney-in-Fact for Jerry I. Speyer
Name:	Jerry I. Speyer